UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. _________)1


Name of Issuer:	PennCorp Financial Group, Inc.

Title of Class of Securities:	$3.50 Series II Convertible Preferred
Stock

CUSIP Number:	708094206

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Howard Feitelberg, Highbridge Capital Corporation
		Anchorage Center, 2nd Floor
		Harbor Drive, George Town, Grand Cayman
		Cayman Islands, British West Indies
(345) 945-1400

Date of Event which Requires Filing of this Statement:

	December 27, 1999


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

	(Continued on following pages)

    1	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required the remainder of this cover page should not be Deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of That section of the Act but shall be subject to all other provisions of The Act (however, see the Notes).


SEC 1746 (12/91)


CUSIP No.  708094206

1.	NAME OF REPORTING PERSON
	SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Corporation - not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) x 		(b)

3.	SEC USE ONLY



4.  SOURCE OF FUNDS*

Highbridge Capital Corporation - WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Corporation - Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	63,640 shares of $3.50 Series II Convertible Preferred Stock

8.  SHARED VOTING POWER:

	0

9.  SOLE DISPOSITIVE POWER:

	63,640 shares of $3.50 Series II Convertible Preferred Stock

10.  SHARED DISPOSITIVE POWER:

	0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	63,640 shares of $3.50 of Series II Preferred Stock (per share convertible into 1.4327 shares of common stock).

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES




13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2 of $3.50 Series II Convertible Preferred Stock
	0.3111 of the aggregate Common Stock

14.	TYPE OF REPORTING PERSON:

Highbridge Capital Corporation - BD


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. _________)1


Name of Issuer:	PennCorp Financial Group, Inc.

Title of Class of Securities:	$3.50 Series II Convertible Preferred Stock

CUSIP Number:	708094206

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Ronald S. Resnick, Highbridge Capital Management, LLC
767 Fifth Avenue, 23rd Floor, New York, New York 10153
(212) 751-4510

Date of Event which Requires Filing of this Statement:

	December 27, 1999


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this
 statement.  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

	(Continued on following pages)

SEC 1746 (12/91)


CUSIP No.  708094206

1.	NAME OF REPORTING PERSON
	SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Management, LLC - 13-3993048

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) X  		(b)

3.	SEC USE ONLY



4.  SOURCE OF FUNDS
Highbridge Capital Management, LLC - not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Management, LLC - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	63,640 shares of $3.50 Series II Convertible Preferred Stock

8.  SHARED VOTING POWER:

	0

9.  SOLE DISPOSITIVE POWER:

	63,640 shares of $3.50 Series II Convertible Preferred Stock

10.  SHARED DISPOSITIVE POWER:

	0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	63,640 shares of  $3.50 of Series II Preferred Stock
(per share convertible into 1.4327 shares of common stock).

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2  of  $3.50 Series II Convertible Preferred Stock
	0.3111  of the aggregate Common Stock

14.	TYPE OF REPORTING PERSON:

Highbridge Capital Management, LLC - CO



 Introduction:

	This statement is filed by Highbridge Capital Corporation
("HCC") and Highbridge Capital Management, LLC ("HCM")
(HCC and HCM are sometimes referred to herein collectively as the "Reporting Persons") with respect to the ownership by HCC of 63,640 shares of $3.50 Series II Convertible Preferred
Stock (the " $3.50 Preferred Stock") of PennCorp Financial
Group Inc. (the "Issuer").  Each share of $3.50 Preferred
Stock is convertible into 1.4326 shares of the Issuer's common stock. HCM is the trading manager of HCC.


Item 1.	Security and Issuer

This statement on Schedule 13D relates to:
	the $3.50 Preferred Stock of PennCorp Financial Group, Inc.

The name and address of the principal executive and business office of the Issuer is:
	717 North Harwood Street, Suite 2400, Dallas, Texas  75201.


Item 2.	Identity and Background

(a) 	Highbridge Capital Corporation
(organized in the Cayman Islands; principal business is engaging in arbitrage and absolute return investment strategies in the global equity and corporate debt securities markets)

Highbridge Capital Management, LLC
(organized in the state of Delaware; principal business is acting as trading manager of Highbridge Capital Corporation)

 Glenn Dubin
Henry Swieca
Howard Feitelberg
Mario Benbassat
Bernard Loze
Julio Mario Santo Domingo


(b)  Highbridge Capital Corporation:
		Anchorage Center, 2nd Floor
		Harbor Drive, George Town, Grand Cayman
		Cayman Islands, British West Indies

		Highbridge Capital Management, LLC:
		767 Fifth Avenue, 23rd Floor, New York, NY 10153

Glenn Dubin:	767 Fifth Avenue, 23rd Floor, New York, NY 10153
Henry Swieca:	767 Fifth Avenue, 23rd Floor, New York, NY 10153
Howard Feitelberg:	Anchorage Center, 2nd Floor, Harbor Drive, George Town,
 	Grand Cayman, Cayman Islands, British West Indies
Mario Benbassat:	6, Place Camoletti, 1207 Geneva, Switzerland
Bernard Loze:	Loze Associates, 43, Avenue Marceau, 75116 Paris, France
Julio Mario Santo Domingo:	Alpha Asset Management, 9 place du bourg de four,
 Geneva 	CH-1204, Switzerland


(c)	Glenn Dubin:	Co-Chairman -	Highbridge Capital Management, LLC
		767 Fifth Avenue, New York, NY 10153
	Co-Chairman -	Dubin & Swieca Companies
		767 Fifth Avenue, New York, NY   10153
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Henry Swieca:	Co-Chairman -	Highbridge Capital Management, LLC
		767 Fifth Avenue, New York, NY 10153
	Co-Chairman -	Dubin & Swieca Companies
		767 Fifth Avenue, New York, NY   10153
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Howard Feitelberg:	Controller -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies

	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Mario Benbassat:	General/Managing
	Director -	Genevalor, Benbassat & Cie
		6, Place Camoletti, 1207 Geneva, Switzerland
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Bernard Loze:	Chairman -	Loze & Associates
		43, Avenue Marceau, 75116 Paris, France
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbour Drive, Georgetown, Grand Cayman
			Cayman Islands, British West Indies


Julio Mario Santo Domingo:	President -	Alpha Asset Management, S.A.
		9, place du bourg de four, Geneva CH-1204, 			Switzerland
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


(d)-(e)

Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



(f)	Citizenship

	Glenn Dubin	United States
Henry Swieca	United States
Howard Feitelberg	Canada
Mario Benbassat	Switzerland
Bernard Loze France
Julio Mario Santo Domingo	Columbia and Brazil


Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to purchase the shares of Preferred
 Stock was working capital.  According to recent records of
the Company, the amount of such funds was   38.5989 for the
$3.50 Preferred Stock.


Item 4.	Purpose of Transaction

The Shares of Preferred Stock were acquired in the ordinary course of business for investment purposes.

On December 21, 1999, PennCorp and its advisors invited holders of approximately 74% of its outstanding Preferred Stock (the "Ad Hoc
 Committee"), including the Reporting Persons, to a meeting to hear a presentation regarding a proposed restructuring of PennCorp (the "Restructuring") and PennCorp's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). PennCorp indicated its intention to move forward with the Sale Alternative and then consummate a liquidation of PennCorp in a Chapter
11 bankruptcy. In response to this information, on December 23, 1999, the Ad Hoc Committee delivered a letter to the board of directors of PennCorp (the "Board") objecting to this course of action and calling for the Board's acceptance of a Restructuring of PennCorp pursuant to a term sheet attached as an exhibit to the letter. The letter and the term sheet are attached hereto as Exhibit 99.1. Each of the filing persons of this Statement may be deemed to be a member of a group within the meaning of Rule 13d-5(b) with the other members of the Ad
Hoc Committee, but hereby expressly disclaims such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee.

The Reporting Persons intend to review their investment in PennCorp on a continuing basis and, depending upon price and availability of securities of PennCorp, subsequent developments affecting PennCorp, PennCorp's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in PennCorp or taking other such other action as they deemed appropriate under the circumstances.


Item 5.	Interest in Securities of the Issuer

(a)	As of December 27, 1999, the Reporting Persons are
deemed to be the beneficial owners of 63,640 shares of $3.50 Preferred Stock, which are convertible into 91,171 shares of common stock of the Issuer. Based upon the most recently available information provided by PennCorp, an aggregate of 29,305,901 shares of Common Stock are outstanding. Therefore, Reporting Persons may be deemed to beneficially own 0.3111% of the outstanding shares of common stock of the Issuer.

(b)	The Reporting Persons have the power to vote and
the power to dispose of the shares of Preferred Stock, or the underlying Common Stock.

(c)	No transactions were effected by the Reporting
Persons in the Preferred Stock during the 60 days prior to the date of this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	See Item 4.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:  Letter to the Board of Directors of
PennCorp Financial Group, Inc. Dated December 23, 1999.




SIGNATURE

After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the information set forth in this statement is true, complete and correct.

	Highbridge Capital Corporation

	By:		/s/  Howard Feitelberg
	Howard Feitelberg, Controller

		January 6, 2000
	Date


	Highbridge Capital Management, LLC

	By:		/s/ Ronald S. Resnick
	Ronald S. Resnick, Managing Director

		January 6, 2000
		Date


	EXHIBIT 99.1



	December 23, 1999



PennCorp Financial Group, Inc.
717 North Harwood Street
Dallas, Texas 75201
Attention: Board of Directors

To the Board of Directors of PennCorp Financial Group, Inc.:


		The undersigned, as members of the Ad Hoc
 Committee of the Preferred Stockholders (the "Ad Hoc
Committee") of PennCorp Financial Group, Inc. (the "Company"), represent 74% of the Company's outstanding shares of $3.375
 Convertible Preferred Stock (the " Series I Preferred") and
$3.50 Convertible Preferred Stock (the "Series II Preferred" and together with the Series I Preferred, the "Preferred Shares").
On December 21, 1999, the Ad Hoc Committee was invited by the
Company to hear a presentation regarding a proposed restructuring of the Company (the "Restructuring") and the Company's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). Although the Ad Hoc Committee believed that the Company's goal in calling the meeting was to build a consensus among the members of the Ad Hoc Committee for the Restructuring, the Company instead presented its plan to move forward with the Sale Alternative and then consummate a liquidation of the Company in a Chapter
11 bankruptcy.  At the meeting, the Company stated that the
 Board of Directors of the Company (the "Board") intended to approve the Sale Alternative at its next meeting on January
 6, 2000, and would cause the Company to execute definitive agreements with two buyers for the Company's operating subsidiaries.


		The Ad Hoc Committee strenuously objects to this course of action by the Company. The Ad Hoc Committee believes that (i) the proposed sale of Security Life and Trust and Southwestern Life (the "Dallas Operations") severely undervalues these assets and will significantly impair the ability of the Company's stakeholders, in particular the holders of the Preferred Shares, to realize maximum value for their respective interests in the Company, or in the case of the common stockholders, any value and (ii) an extended Chapter 11 bankruptcy proceeding will have a devastating and irreversible effect on the value of the Company. Should the Board move forward with the Sale Alternative by executing definitive purchase agreements with the proposed buyers, the Ad
Hoc Committee will take all steps at its disposal to prevent these transfers (including litigation) and will seek all possible remedies against the Company , the Board and its officers.

		The Ad Hoc Committee favors the Restructuring on the terms set forth on Exhibit A attached hereto. These terms are substantially similar to those previously discussed by certain holders of Preferred Shares and the Company, and include a sale of the Company's American Amicable subsidiary.
 At the December 21 meeting, the Company indicated its willingness to support the Restructuring alternative if the
 Ad Hoc Committee could deliver binding commitment letters for the financing of the Restructuring from third party financing sources prior to the Board's next meeting and a commitment to support the plan from 80% of the holders of Preferred Stock. Given that this request comes four days before the Christmas holiday and less than two weeks before the end of the Millennium, it is impracticable for the Ad Hoc
 Committee to meet this timetable. However, the Ad Hoc Committee has had substantially discussions regarding the financing of the Restructuring with a consortium of lenders consisting of GE Capital Corporation, Bank One and CIBC and is highly confident that it can arrange the necessary financing in short order. The Ad Hoc Committee expects to deliver a highly confident letter from this consortium to the Board on Monday, December 27, 1999, and expects to deliver final financing commitment letters to the Company shortly thereafter. This is a reasonable timetable to secure the financing and for the Board to vote on the Restructuring proposal.

		The Ad Hoc Committee is committed to
expeditiously completing the Restructuring as described
 in Exhibit A, and strongly encourages the Board to reject the Sale Alternative and move forward with the Restructuring.


						Sincerely yours,

						The Ad Hoc Committee of Preferred Shareholders



	AIG - Soundshore Partners			Camden Asset Management

	By: ____________________			By: ____________________
	Its: ____________________			Its: ____________________

	Forest Investment Management		Highbridge Capital LLC

	By: ____________________			By: ____________________
	Its: ____________________			Its: ____________________

	Inverness Management LLC			Loeb Partners

	By: ____________________			By: ____________________
	Its: ____________________			Its: ____________________

	Paloma Securities LLC			Q Investments, LP

	By: ____________________			By: ____________________
	Its: ____________________			Its: ____________________

	Steadfast Financial LLC			Vicuna Advisors LLC

	By: ____________________			By: ____________________
	Its: ____________________			Its: ____________________

	W.G. Trading 				________________________
							William M. McCormick
	By: ____________________
	Its: ____________________

	Paloma Strategic Securities Limited

	By: ____________________
	Its: ____________________

	PENNCORP FINANCIAL GROUP, INC.	SUMMARY OF TERMS AND CONDITIONS	FOR PROPOSED
 RECAPITALIZATION

Purpose:				To recapitalize PennCorp Financial
Group, Inc. ("PFG," and together with its subsidiaries, the "Company") such that the Company may, at a minimum, retain its current A.M.
Best rating that is necessary to maintain its current distribution systems.

Methodology:				Reduction of the Company's
obligations with respect to its outstanding preferred stock
 (by reclassification into Units (as described below) consisting of a new series of preferred stock and common stock) and reduction of the Company's obligations with respect to indebtedness for borrowed money to a level at which the Company's pro forma EBITDA after consummation of the recapitalization and the sale of Pioneer Security Life Insurance Company and its subsidiaries (the
"Waco Companies") will provide the coverage ratios necessary to, at a minimum, retain its current A.M. Best rating. Based on the Company's projected EBITDA following the recapitalization, the maximum debt capacity of the Company following the recapitalization and the sale of the Waco Companies is agreed to be $110 million.

Target Consummation Date:		May 31, 2000.

Senior Debt:				The Company's existing
 senior credit facility, including accrued and unpaid interest, will be repaid.

Subordinated Debt:	The Company will offer to purchase all
of the existing $114.6 million principal amount of 9.25% Senior
 Subordinated Notes (the "Notes") at a purchase price equal to 98% of the principal amount thereof, plus accrued and unpaid interest. The offer to purchase the Notes would close simultaneously with the closing of the recapitalization.
Any Notes not tendered pursuant to the offer to purchase would remain outstanding following the recapitalization.


Reclassification/Conversion
of Preferred Stock:			In the event that the
 approval of at least two-thirds of the outstanding shares
 of common stock and the approval of at least two-thirds
of the outstanding shares of PFG's  $3.375 Convertible
 Preferred Stock (the "Series I Preferred Stock") and $3.50 Series II Convertible Preferred Stock (the "Series II Preferred
Stock," and together with the Series I Preferred Stock, the "Preferred Stock") is obtained, the recapitalization will be effected by an amendment to PFG's charter. Pursuant to the charter amendment, each outstanding share of Preferred Stock will be reclassified (the "Preferred Stock Reclassification")
 into a unit (a "Preferred Unit") consisting of (i) a share of new PFG preferred stock with the terms described below
("New Preferred Stock") and (ii) 1.0 shares of post-recapitalization common stock of PFG.

In the event that the approval of at least two-thirds of the shares of the Preferred Stock is obtained, but only a majority (but not two-thirds) of the outstanding shares of common stock is obtained, the recapitalization will be effected by a merger (the "Merger"). Pursuant to the Merger, each outstanding share of Preferred Stock will be converted into a Preferred Unit.

In the case of either the Preferred Stock Reclassification or the Merger, the shares of common stock of PFG to be issued to the existing holders of the Preferred Stock will represent 73.3% of the post-recapitalization common stock of PFG.

Reverse Split/Conversion
of Common Stock:	If the recapitalization is effected by a
 charter amendment, upon the effectiveness of the amendment each existing share of PFG's common stock will be reclassified by means of a one-for-ten reverse stock split (the "Reverse Stock Split"). Additionally, on consummation of the recapitalization each existing holder of PFG common stock will receive a warrant with the terms described below
(the "Warrants") to purchase PFG's post-recapitalization common stock.

	If the recapitalization is effected through the Merger, on consummation of the Merger each existing share of PFG's common stock will be converted into a share of post-recapitalization common stock of PFG (representing approximately one-tenth of a share of pre-recapitalization common stock) and a Warrant.
	 In either case, the shares of PFG common stock held by existing holders of common stock will represent 26.7% of the post-recapitalization common stock of PFG.

Sale of the Waco Companies:	The Company will cause its subsidiary,
American-Amicable Holdings Corporation ("American-Amicable"), to sell the stock of the Waco Companies for net cash proceeds of at least $102 million. This transaction will be consummated as soon as practicable, notwithstanding the timing of the consummation of the recapitalization.

Merger of SLT and SW Life:	Prior to the recapitalization,
Security Life and Trust Insurance Company will be merged with and into Southwestern Life Insurance Company ("SW Life").

Reinsurance:				SW Life will reinsure
substantially all of its existing annuity blocks of business.

New Credit Facility:	In connection with the recapitalization,
 the Company will enter into a new $110 million revolving senior credit facility (the "New Senior Facility"), of which approximately $90 million would be drawn upon consummation of the recapitalization.

Extraordinary Dividend:	As part of the recapitalization,
SW Life will request approval from the Texas Department of Insurance for the payment of an extraordinary dividend of approximately $75 million (the "Extraordinary Dividend").
  Prior to the payment of the Extraordinary Dividend, the outstanding notes issued by American-Amicable will be repaid, the outstanding preferred stock of Southwestern Financial Corp. will be removed from SW Life, and the reserves of SW Life will be strengthened by $10 million. In no event will the Extraordinary Dividend be paid in an amount that would cause the Risk Based Capital Ratio of SW Life to be less than 300%.

Preferred Unit Offering:	The Company will make a $35 million
offering of Preferred Units (the "Unit Offering") to all holders of the Preferred Stock and the Company's common stock. The holders of the Preferred Stock will have the right to subscribe for approximately
73% of the Units subject to the Unit Offering, and the holders of the common stock will have the right to subscribe for approximately 27% of the Units subject to the Unit Offering. The Unit Offering will be conducted and will remain open during the same period as the proxy solicitation for the charter amendment to effect the Preferred Stock Reclassification and the Reverse Stock Split (or the Merger) and will close simultaneously with such transactions.


	The right to purchase Units offered in the Units Offering will be detachable and transferable and will have an oversubscription privilege for only the existing holders of common stock, pursuant to which such holders will have the right to oversubscribe for Units not purchased by other existing holders of common stock.  The holders of Preferred Stock will not have the  right to oversubscribe, and any Preferred Units not purchased by holders of Preferred Stock and common stock will be purchased by Inverness pursuant to
 its Standby Commitment as described below.  The purchase price for each
Preferred Unit will be $12.50 (the "Rights Offering Price").

Standby Underwriting
Commitment: 	Inverness Management LLC ("Inverness") will execute and deliver to the Company a binding agreement pursuant to which Inverness will commit to fully underwrite the Unit Offering (the "Standby Commitment") at a price equal to the Rights Offering Price. The Company will pay Inverness an underwriting commitment fee of $1,361,000 (5% of $27,227,000) on the Standby Commitment in cash at closing.

Warrants:	Number of Shares:  The Warrants will be exercisable, in the
 aggregate, for approximately 10% of PFG's post-recapitalization common stock.

Exercise Price:  $30 per share.

	Exercise Period:  The Warrants will be immediately exercisable upon issuance and will remain exercisable for a period of ten years.

New Preferred Stock:	Liquidation Preference:  $20.00 per share (the "Stated
 Value"), plus accrued and unpaid dividends.

	Dividends:  The New Preferred Stock will initially earn cumulative dividends at the rate of 8.0% per annum on the sum of the Stated Value plus unpaid dividends which accrued in prior semi-annual periods.  Dividends will not be paid in cash except as described below.

	Reset: Upon a change of control of the Company, the initial dividend rate will be reset to the lesser of (A) the rate that in the opinion of an investment banking firm reasonably acceptable to the Company would be necessary to cause each share of New Preferred Stock to "trade" at its liquidation preference, or (B) 20% per annum. After the reset, future dividends would become payable in cash.

Voting: Each share will be entitled to one vote and will vote together with shares of PFG's common stock.

Redemption: The Company will have the right to redeem the New Preferred Stock, in whole or in part, after the first anniversary of issuance thereof at the following redemption prices:

if redeemed after the first anniversary, but prior to the second anniversary, then at 107.5% of the liquidation preference;

if redeemed after the second anniversary, but prior to the third anniversary, then at 105.0% of the liquidation preference;

if redeemed after the third anniversary, but prior to the fourth anniversary, then at 102.5% of the liquidation preference; and

if redeemed after the fourth anniversary, then at 100% of the liquidation preference.

Management Incentive Plan/
Executive Compensation:	Approximately 7% of the post-recapitalization
common stock of PFG and $5,000,000 of New Preferred Stock will be reserved for issuance to the Company's post-recapitalization officers and directors. Prior to the closing of the recapitalization, the Company will not increase the compensation of its officers or directors, except in the ordinary course of business.

Proxy Statement/Prospectus:	Because the Preferred Stock Reclassification and
 the Reverse Stock Split /1/ (or the Merger) will require the approval of the holders of PFG's common stock and the Preferred Stock, it will be necessary to file a proxy statement with the SEC. This proxy statement will be combined with a prospectus for the registration of (i) the New Preferred
 Stock to be issued in connection with the Preferred Stock Reclassification
 (or the Merger); (ii) the common stock to be issued in connection with the Preferred Stock Reclassificatin (or the Merger); (iii) the Warrants to be
 issued to the existing holders of PFG's common stock; (iv) the New
Preferred Stock underlying the Units to be offered in the Unit Offering of pursuant to the Standby commitment; and (v) the new common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment. See "Registration/Listing" below. The Company will distribute the proxy statement/prospectus to the holders of the common stock and the Preferred Stock and will hold a special stockholders meeting to vote on the Preferred Stock Reclassification and the Reverse Stock Split (or the Merger).
 Also see "Chapter 11 "Prepackaged" Alternative."



Registration/Listing:	Rule 145 under the Securities Act of 1933, as amended
 (the "Securities Act"), requires the New Preferred Stock and the common stock to be issued in connection with the Preferred Stock Reclassification (or the Merger) to be registered under the Securities Act. In addition, the Company will register the Warrants to be issued to the existing holders of PFG's common stock and the New Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment.  The Company will apply for the listing of the New
 Preferred Stock and the common stock to be issued in the Preferred Stock Reclassification (or the Merger), the Warrants to be issued to the existing holders of PFG's common stock, and the New Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment on the NYSE or NASDAQ, assuming the Company is able to meet the applicable listing requirements at such time.
 Chapter 11 "Prepackaged"
Alternative:	To encourage the common stockholders of the Company to vote in favor of the recapitalization, the proxy statement/prospectus will provide that if neither the amendment to the charter nor the Merger is approved by the requisite vote of the holders of the common stock, the votes of the holders of the Preferred Stock accepting the Preferred Stock
 Reclassification (or the Merger) will constitute the votes of the holders of the Preferred Stock accepting a "prepackaged" chapter 11 plan of reorganization that may be filed by the Company, in its sole descretion, providing for the implementation of the contemplated recapitalization modified to provide for the existing common stock to be cancelled and the holders of existing common stock being "crammed down" (i.e., receiving nothing, including any right to aquire Warrants or Units pursuant to the Unit Offering). /2/

Settlement of
Class Action Lawsuit:			Not later than the consummation of the
 recapitalization (or in the event that the recapitalization occurs in a "prepackaged" chapter 11 case, then prior to the commencement of the chapter 11 case), the pending class action lawsuit (the "Class Action Suit") involving certain of the Company's common stockholders and certain holders of the Notes would be settled as contemplated for $1.5 million, plus interest.

Conditions to the
Effectiveness of Term Sheet:		This term sheet will become effective upon
 satisfaction of each of the following conditions (or waiver by the Company and the holders of Preferred Stock): (i) approval of the transactions contemplated by this term sheet by the Board of Directors of the Company;
 (ii) the execution by holders of at least 66% of the outstanding shares of Preferred Stock (voting together as a single class) of a letter agreement pursuant to which such holders agree to support and vote in favor of the transactions contemplated by this term sheet ( and waive any appraisal rights to which they would be entitled); (iii) the receipt by the Company of the Standby Commitment described above under the heading "Standby Underwriting Commitment";(iv) the receipt by the Company of preliminary indications of support reasonably acceptable to the Company and Inverness from A.M. Best and the Texas Department of Insurance regarding the transactions contemplated by this term sheet, which for purposes of this term sheet will mean, with respect to A.M. Best, that the company does not receive from A.M.
 Best an indication that A.M. Best intends to downgrade the rating of SW Life in connection with the recapitalization, and will mean, with respect the Texas Department of Insurance that the Extraordinary Dividend will be approved; and (v) the receipt by the Company of a commitment letter from a financial institution reasonably acceptable to the Company relating to the New Senior Facility.


Conditions to the
Consummation of the
Recapitalization:	The consummation of the recapitalization is subject to the
 satisfaction (or waiver by the Company and holders of Preferred Stock) of each of the following conditions: (i) the New Senior Facility shall have been funded; (ii) the Class Action Suit shall have been settled as contemplated; (iii) the pre-recapitalization transactions shall have been completed as contemplated, including the payment by SW Life of the Extraordinary Dividend; (iv) the Company shall have consummated the sale of The Waco companies; (v) all regulatory approvals necessary for the recapitalization and the transactions contemplated thereby shall have been received; (vi) the Company shall have received the process from the Unit
Offering and/or the Standby Commitment; (vii) the necessary parties shall have executive definitive binding documentation embodying all of the transactions contemplated by and/or related to the recapitalization, including, without limitation, mutually agreeable releases in favor of all of the directors and officers of PFG and its subsidiaries fully and unconditionally releasing such directors and officers from any and all liabilities arising prior or in connection with the recpaitalization, with customary exclusions; (viii) the board of directiors of PFG shall not have terminated the recapitlization in response to a superior proposal; (ix) the Company shall have agreed to maintain for a period of six years following the consummation of the recapitalization (A) the excising provisions in its Certificate of Incorporation relating to the exculpation and indemnification of its current officers and directors (or such lesser indemnification if the law is more restrictive) and (B) officers' and directors' liability insurance covering the current officers and directors of the Company on substantially the same terms as the Company's current policy; provided, however, that the Company shall not be obligated to maintain such coverage to the extent such coverage costs two times the cost of the Company's current coverage (which in such case the Company shall only be obligated to provide as much coverage as can be obtained by paying two times the cost of the Company's current coverage); (x) the Company shall have reimbursed
 Inverness and the Ad Hoc Committee of holders of Preferred Stock for their expenses incurred in connection with the recapitaliztion; and (xi) the
Company shall have received the requisite approval of the
 holders of the Preferred Stock and its common stock, or, in the event the "prepackaged" chapter 11 case is commenced by the Company, an order confirming the plan or reorganization that incorporates the transactions described herein shall have been entered and such order shall by unstayed in effect.




/1/ In the event that it is determined to effect a "quasi-reorganization," the approval of the holders of the Company's common stock will be required.
/2/ In the event that the recapitalization occurs in a "prepackaged" chapter 11 case, the right of holders of common stock to acquire 30% of the Units offered in the Unit Offering will be eliminated (and any election by a holder of common stock would be automatically rescinded) and such right will accrue to Inverness under its Standby Commitment.